Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Balance Sheet (Unaudited)
                         September 30, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,632
Receivables:
Associated companies	4,583
Other	59,583
Material and supplies	5,942
Prepayments and other	891
76,631

INVESTMENTS:
Nonutility property, net	11,592
Other	(1,458)
10,134

DEFERRED CHARGES:
Goodwill	-
Accumulated deferred income tax benefits	28,085
Other	-
28,085

TOTAL ASSETS	$114,850

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$324
Short-term borrowings	-
Notes payable to associated companies	2,281
Notes payable other	12,811
Accounts payable
Other	30,019
Associated companies	92
Accrued taxes	3,651
Other	7,187
56,365

CAPITALIZATION:
Common stockholder’s equity	52,924
Long-term debt	5,561
58,485

TOTAL LIABILITIES & CAPITALIZATION	$114,850

Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months
	Ended	Year-to-date
	Sept. 30, 2005	Sept. 30, 2005

Revenues	$59,415	$161,258

Cost of revenues	55,109	145,414

Gross margin	4,306	15,844

Selling, general and administrative expenses	3,841	17,125
Depreciation	143	399
	322	(1,680)

Purchase agreement incentive plans	12	79

Operating income/(loss)	310	(1,759)

Interest income	191	607
Interest expense	(506)	(1,212)
Gain on sale of fixed assets	1	8
Other income, net	45	157
Total other expense	(269)	(440)

Income/(Loss) before income taxes	41	(2,199)

Income taxes	40	3,654

Income/(loss) before discontinued operations	1	(5,853)

Discontinued operations	-	129

Net Income/(loss)	$1	$(5,724)